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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of DECEMBER, 2001
                                         --------------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
892459
IMMEDIATE RELEASE 5TH DECEMBER 2001
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN  TEL: 020 7454 3942



         Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                                  AMVESCAP PLC
                              DEALINGS BY DIRECTORS

Executive Directors           Options granted           Total number of shares
                              at(pounds sterling)9.50   over which options
                              on 4 December 2001        held following this
                                                        notification

Charles W. Brady                  300,000                  1,850,000
The Hon. Michael Benson           150,000                    750,982
Michael J. Cemo                   150,000                    650,000
Gary T Crum                       150,000                    600,675
Robert H. Graham                  150,000                    800,000
Robert F. McCullough              150,000                  1,200,675
Hubert L. Harris                  150,000                  1,100,000





Date of Notification  5TH DECEMBER 2001

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  5th DECEMBER , 2001                  By  /s/ ANGELA TULLY
      -------------------                      ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary